ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.proshares.com

May 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the
“1940 Act”), is Post-Effective Amendment No. 117 under the Securities Act and Amendment No. 126 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to ProShares MSCI EAFE Dividend Masters ETF, ProShares MSCI Emerging Markets Dividend Masters ETF and ProShares MSCI Europe Dividend Masters ETF.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Amy R. Doberman

Amy R. Doberman

Chief Legal Officer and Secretary of ProShares Trust